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                                               OMB APPROVAL
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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form N-8F

Application for Deregistration of Certain Registered Investment Companies.

Instructions for using Form N-8F

This form may be filed by an investment company ("fund") that is currently registered with the Securities and Exchange Commission under the Investment Company Act of 1940 ("Act"), is seeking to deregister, and is in one of the four categories in Instruction 1 below.

1. To use this form, the fund must be seeking to deregister under one of the following circumstances identified in rule 8f-1 [17 CFR 270.8f-1]:

     (a) The fund has (i) sold substantially all of its assets to another registered fund or (ii) merged into or consolidated with another registered fund ("Merger");

     (b) The fund has distributed substantially all of its assets to its shareholders and has completed, or is in the process of, winding up its affairs ("Liquidation");

     (c)  The fund qualifies for an exclusion from the definition of "investment
          company"  under  section   3(c)(1)  or  section  3(c)(7)  of  the  Act
          ("Abandonment of Registration"); or

     (d)  The  fund  has  become  a  business   development  company  ("Business
          Development Company").

2. If the fund is not eligible to use this form, refer to rule 0-2 under the Act [17 CFR 270.0-2] for general instructions on filing an application with the Commission. Applications for deregistration pursuant to rule 0-2 must be submitted electronically in accordance with rule 101(a)(1)(iv) of Regulation S-T [17 CFR 232.101(a)(1)(iv)] and the EDGAR Filer Manual.

3. This form and all exhibits must be submitted electronically to the Commission in accordance with rule 101(a)(1)(iv) of Regulation S-T [17 CFR 232.101(a)(1)(iv)] and the EDGAR Filer Manual.

4. Amendments to this form also must be filed electronically (see Instruction 3 above), and must include a verification identical to the one that appears at the end of this form.

5.   No fee is required to submit this form or any amendments.

6. Funds are reminded of the requirement to timely file a final Form N-SAR with the Commission. See rule 30b1-1 under the Act [17 CFR 270.30b1-1]; Form N-SAR [17 CFR 274.101].

SEC's Collection of Information
An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid OMB control number. A fund that wishes to deregister and is in one of the four categories in Instruction 1 may use this form. The principal purpose of this collection of information is to enable the Commission to determine that a registered investment company has ceased to be an investment company as defined by the Act or is a business development company. The Commission estimates that the burden for completing this form will be approximately 3 hours per filing. Any member of the public may direct to the Commission any comments concerning the accuracy of the burden estimate of this form, and any suggestions for reducing this burden. This collection of information has been reviewed by the Office of Management and Budget in accordance with the clearance requirements of 44 U.S.C. ss. 3507. Responses to this collection of information will not be kept confidential.

                      Potential persons who are to respond to the collection of
SEC 1691 (5-02)       1691 (5-02) information contained in this form are not
                      required to respond unless the form displays a currently valid OMB control number.

I.   General Identifying Information

     1.   Reason  fund  is  applying  to   deregister   (check  only  one;   for
          descriptions, see Instruction 1 above):

     [ ]  Merger

     [X]  Liquidation

     [ ]  Abandonment of  Registration
          (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

     [ ]  Election of status as a Business Development Company
          (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

     2.   Name of fund: Advantage Advisers Alyeska Fund, L.L.C.

     3.   Securities and Exchange Commission File No.: 811-10397

     4. Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

              [X] Initial Application   [ ]      Amendment

     5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

          Advantage Advisers Alyeska Fund, L.L.C.
          c/o Oppenheimer & Co. Inc.
          200 Park Avenue, 24th Floor
          New York, NY 10116

     6. Name, address, and telephone number of individual the Commission staff should contact with any questions regarding this form:

          Kenneth S. Gerstein, Esq.
          Schulte Roth & Zabel LLP
          919 Third Avenue
          New York, NY 10022
          (212) 756-2533

     7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

          Advantage Advisers Management, L.L.C.
          c/o Oppenheimer Asset Management Inc.
          200 Park Avenue, 24th Floor
          New York, NY 10116
          (212) 667-4225

          NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

     8.   Classification of fund (check only one):

          [X] Management company;

          [ ] Unit investment trust; or

          [ ] Face-amount certificate company.

     9. Subclassification if the fund is a management company (check only one):

          [ ] Open-end [X] Closed-end

     10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts): Delaware

     11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

          INVESTMENT ADVISER:
          Advantage Advisers Management, L.L.C.
          200 Park Avenue, 24th Floor
          New York, NY 10116

     12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

          Oppenheimer & Co. Inc.
          125 Broad Street
          New York, NY 10004

          CIBC World Markets Corp.
          One World Financial Center
          31st Floor
          200 Liberty Street
          New York, NY 10281

     13.  If the fund is a unit investment trust ("UIT") provide:

          (a) Depositor's name(s) and address(es):

          (b) Trustee's name(s) and address(es):

     14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

          [ ] Yes        [X] No

          If Yes, for each UIT state: Name(s):

          File No.: 811- __________

          Business Address:

     15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

          [X] Yes        [ ] No

          If Yes,  state the date on which the board vote took  place:
          November 20, 2003

          If No, explain:

          (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

          [ ] Yes [X] No

          If Yes, state the date on which the shareholder vote took place:

          If No, explain: Pursuant to Section 6.1 of the Fund's limited liability company agreement, a shareholder vote is not required in order to liquidate or dissolve the Fund.

II.  Distributions to Shareholders

     16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

          [X] Yes         [ ] No

          (a) If Yes, list the date(s) on which the fund made those distributions: 90% of the net asset value of each member's interest in the Fund was distributed on February 13, 2004. The remaining 10% of the net asset value of each member's interest in the Fund was distributed on July 16, 2004, after the completion of the audit of the 2003 financial statements of the Fund.

          (b)  Were the distributions made on the basis of net assets?

          [X] Yes         [ ] No

          (c)  Were the distributions made pro rata based on share ownership?

          [X] Yes         [ ] No

          (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

          (e) Liquidations only: Were any distributions to shareholders made in kind?

          [ ] Yes         [X] No

          If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

     17.  Closed-end funds only:
          Has the fund issued senior securities?

          [ ] Yes         [X] No

          If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

     18.  Has the fund distributed all of its assets to the fund's shareholders?

          [X] Yes         [ ] No

          If No,
          (a) How many shareholders does the fund have as of the date this form is filed? []

          (b) Describe the relationship of each remaining shareholder to the fund:

     19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

          [ ] Yes         [X] No

          If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III. Assets and Liabilities

     20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

              [ ] Yes               [X] No

          If Yes,
          (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

          (b) Why has the fund retained the remaining assets?

          (c) Will the remaining assets be invested in securities?

              [ ]  Yes              [ ]  No

     21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

              [ ] Yes               [X] No

          If Yes,

          (a)  Describe the type and amount of each debt or other liability:

          (b) How does the fund intend to pay these outstanding debts or other liabilities?

IV.    Information About Event(s) Leading to Request For Deregistration

     22.  (a)  List the  expenses  incurred  in  connection  with the  Merger or
               Liquidation:

               (i)   Legal expenses: $17,167

               (ii)  Accounting expenses: $0

               (iii) Other   expenses    (list   and    identify    separately):
                     Administration Expenses $5,261

               (iv)  Total expenses (sum of lines (i)-(iii) above): $22,428

          (b) How were those expenses allocated? Allocated based on members' capital account percentages.

          (c)  Who paid those expenses? The Fund

          (d) How did the fund pay for unamortized expenses (if any)? None; not applicable.

     23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

          [ ] Yes               [X] No

          If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.   Conclusion of Fund Business

     24.  Is the fund a party to any litigation or administrative proceeding?

          [ ] Yes               [X] No

          If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

     25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

          [ ] Yes [X] No

          If Yes, describe the nature and extent of those activities:

VI.  Mergers Only

     26.  (a)  State the name of the fund surviving the Merger:

          (b) State the Investment Company Act file number of the fund surviving the Merger: 811- __________

          (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

          (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

                                  VERIFICATION

     The undersigned states that (i) he or she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Advantage Advisers Alyeska Fund, L.L.C., (ii) he or she is the Principal Executive Officer of Advantage Advisers Alyeska Fund, L.L.C., and
(iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information, and belief.

                                   (Signature)

                                   /s/ Bryan McKigney
                                   ------------------------
                                   Bryan McKigney